UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Nasdaq Compliance

On March 12, 2026, Jeffs’ Brands Ltd (the “Company”) received a written notice from The Nasdaq Stock Market LLC (Nasdaq”), indicating that the Company has regained compliance with the minimum market value of publicly held shares of $1,000,000 requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(5), which requires companies to maintain a minimum market value of publicly held shares (“MVPHS”) of $1,000,000 for 30 consecutive business days. The prior deficiency matter is now closed.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341 and File No. 333-293607) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 16, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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